            January 17, 2013

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.
Revised Preliminary Consent Revocation Statement on Schedule 14A
Filed January 15, 2013
File No. 001-33784

Dear Mr. Hindin,

On behalf of our client, SandRidge Energy, Inc. (the “Company” or “SandRidge”), we hereby submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 17, 2013 (the “Comment Letter”), with respect to the Revised Preliminary Consent Revocation Statement on Schedule 14A filed by SandRidge with the Commission on January 15, 2013 (the “Preliminary Consent Revocation Statement”).

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Preliminary Consent Revocation Statement. In addition, SandRidge is simultaneously filing Amendment No. 3 to the Preliminary Consent Revocation Statement with the Commission to, among other matters, amend the Preliminary Consent Revocation Statement in response to the Comment Letter.

The removal and replacement of a majority of the Board…, page 8

1. We note the revised disclosure added in response to prior comment 3. Notwithstanding the first sentence of the first bullet point of this section, the second paragraph as currently written implies that the election of the TPG-Axon Group Nominees would essentially cause a material adverse effect resulting from the Company’s obligation to refinance up to $4.3 billion of the Company’s senior notes. However, it appears that it is within the Board’s complete discretion to avoid the Company incurring such obligation, simply by approving any TPG-Axon Group Nominees who may be duly elected to the Board by stockholders. Please supplement the disclosure to make this point more clear. Also disclose the

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 17, 2013

factors that the Board would consider in making its good faith determination that the election of one or more of the TPG-Axon Group Nominees would not be materially adverse to the interests of the Company or its stockholders and whether the board would consider as part of such determination the “extreme, risky and unnecessary financial burden” to the Company resulting from the board’s disapproval of such nominees and the related event of default and refinancing obligation.

Response

In response to the Staff’s comment, we have added disclosure under the referenced section to clarify that the financial burden to the Company would not occur if the Board takes actions to approve the TPG-Axon Group Nominees that are permitted under the Indentures. We have also added disclosure that the Board would seek advice of counsel on its rights and obligations under the Indentures. The Board would then determine the appropriate factors to take into account in making such decision, and the appropriateness of considering the potential material adverse effect on the Company if the Board does not approve the TPG-Axon Group Nominees and a refinancing is required. There is little legal precedent (only one 2009 case in Delaware) that has addressed the issue and the Board would be required to determine, in its judgment, the appropriate process and considerations. In addition, issues relating to the change of control provisions in the Indentures are subject to litigation in Delaware Chancery Court, the results of which could impact the Board’s course of action with respect to these issues.

When should I return my Consent Revocation Card? Page 13

2. Please update this section and the section entitled “Effectiveness of Consents” to disclose the date by which valid, unrevoked consents signed by the holders of a majority of the shares of the Common Stock outstanding as of the Record Date must be delivered to the Company in order for the TPG-Axon Consent Proposals to become effective.

Response

In response to the Staff’s comment, we have updated the disclosures under the referenced sections to state that a signed written consent was delivered to the Company by the TPG-Axon Group on January 16, 2013 and that consequently the date by which valid, unrevoked consents signed by the holders of a majority of the shares of the Common Stock outstanding as of the Record Date must be delivered to the Company is March 15, 2013.

If you have any questions or require any additional information, please call either the undersigned at 212-841-1056 or Kyle Rabe at 212-841-1036.

Very truly yours,

/s/ Scott F. Smith

Scott F. Smith
Covington & Burling LLP